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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                SCHEDULE 14D-1/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                                 ---------------

                              COMAIR HOLDINGS, INC.
                                (Name of Issuer)

                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                               KENTUCKY SUB, INC.

                                 ---------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                 ---------------

                                   199789 10 8
                      (CUSIP Number of Class of Securities)

                                 ---------------

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                 ---------------

                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

                                 ---------------

                                October 22, 1999

      (Date Tender Offer First Published, Sent or Given to Security Holder)

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


      CUSIP No. 199789 10 8

                                  14D-1/A


1.    NAMES OF REPORTING PERSONS

      Delta Air Lines, Inc.

      IRS IDENTIFICATION NO. 58-0218548

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      BK


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) OR 2(f)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,072,655

8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      22.06%

10.   TYPE OF REPORTING PERSON

      CO

      CUSIP No. 199789 10 8

                                     14D-1/A

1.    NAMES OF REPORTING PERSONS

      Delta Air Lines Holdings, Inc., a wholly owned subsidiary of Delta Air Lines, Inc.

      IRS IDENTIFICATION NO. 51-0323487

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      AF


5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) OR 2(f)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE


7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,072,655

8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      22.06%

10.   TYPE OF REPORTING PERSON

      CO

      CUSIP No. 199789 10 8

                                     14D-1/A

1.    NAMES OF REPORTING PERSONS

      Kentucky Sub, Inc., an indirect wholly owned subsidiary of Delta Air Lines, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]


3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) OR 2(f)                                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      KENTUCKY

7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,072,655

8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      22.06%

10.   TYPE OF REPORTING PERSON

      CO

      This Amendment No.3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as previously amended, the "Schedule 14D-1") filed on October 22, 1999 by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation and an indirect, wholly owned subsidiary of Delta ("Kentucky Sub") and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Delta ("Delta Holdings"), relating to the offer by Kentucky Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc., a Kentucky corporation ("Comair"), at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) to the
Schedule 14D-1.

      Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company

      Item 3(b) is hereby amended and supplemented as follows:

      In accordance with the Memorandum of Understanding described in Item 10(e) below, on November 10, 1999, Delta, Kentucky Sub and Comair entered into Amendment No. 1 to the Merger Agreement, amending the Merger Agreement to eliminate the $50 million Termination Fee payable by Comair to Delta if Comair or Delta were to terminate the Merger Agreement as a result of Comair's receiving and accepting a Superior Proposal or in certain other circumstances. A copy of Amendment No. 1 to the Merger Agreement is attached to this Amendment No. 3 to the Schedule 14D-1 as Exhibit (a)(8) and is incorporated herein by reference.

Item 10.   Additional Information

     Items 10 (b) and (c) are hereby amended and supplemented as follows:

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer and the Merger expired at 11:59 p.m. EST on November 10, 1999.

      Item 10(e) is hereby amended and supplemented as follows:

      On November 1, 1999, an action styled Schutte v. Comair Holdings, Inc., et al., Index No. 99-CI-06569, was commenced by a purported Comair shareholder in the Jefferson County Circuit Court, Commonwealth of Kentucky. A copy of the complaint is attached to this Amendment No. 3 to the Schedule 14D-1 as Exhibit
(g)(6) and is incorporated herein by reference. The complaint in the Schutte action names as defendants Comair, the members of the Comair Board and Delta. It makes allegations and seeks relief substantially similar to the allegations made and relief sought in the Schear amended complaint and in the Barkley complaint, which are described in the Schedule 14D-1.

      On November 10, 1999, counsel for the parties to all of the various actions brought on behalf of certain Comair shareholders entered into a memorandum of understanding (the "Memorandum of Understanding") setting forth the parties' agreement-in-principle to the terms of a proposed settlement of those actions. Under the Memorandum of Understanding, which was agreed to by Comair, the members of the Comair Board and Delta (collectively, the "Defendants") solely to avoid the burden, expense and distraction of further litigation, the Defendants agreed to amend the Merger Agreement to eliminate the $50 million Termination Fee payable to Delta if the Merger Agreement were terminated in the event Comair were to receive and accept a Superior Proposal or in certain other circumstances, and agreed to certain other matters, including meeting with plaintiffs' counsel and their financial experts and discussing with them the considerations of the Comair Board leading up to the Merger Agreement and providing plaintiffs' counsel with an opportunity to review and comment upon the disclosure contained in the publicly filed disclosure documents relating to the Merger Agreement. The settlement contemplated in the Memorandum of Understanding is subject to a number of conditions, including consummation of the Offer and the Merger as contemplated in the Merger Agreement; completion by plaintiffs of appropriate discovery reasonably satisfactory to plaintiffs' counsel; drafting and execution of definitive settlement documents; and final approval of the settlement by the Boone County Circuit Court following notice and a hearing regarding its fairness and adequacy to Comair shareholders other than the Defendants. If the Court approves the settlement that

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is contemplated in the Memorandum of Understanding, the Defendants and certain other parties will be released and discharged from all claims that were or could have been raised against them in the actions or in connection with the Merger Agreement and the actions will be dismissed with prejudice as to a class consisting of all Comair shareholders (other than the Defendants) for the period from May 19, 1999, through and including the Effective Time. In connection with Court approval of the settlement contemplated in the Memorandum of Understanding, plaintiffs' counsel intend to apply to the Court for an award of fees to be paid by Comair or its successor corporation up to an aggregate amount of $675,000 and expenses up to an aggregate of $75,000, which the Defendants have agreed in principle not to oppose. This description of the terms of the proposed settlement is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is attached to this Amendment No. 3 to the Schedule 14D-1 as Exhibit (g)(7) and is incorporated herein by reference.

     On November 11, 1999, Delta and Comair issued a joint press release regarding the proposed settlement and the expiration of the waiting period under the HSR Act. The full text of the press release is attached to this Amendment No. 3 to the Schedule 14D-1 as Exhibit (g)(8) and is incorporated by reference herein.

      10(f) is hereby amended and supplemented as follows:

      The first paragraph under "The Tender Offer - Acceptance for Payment and Payment for Shares" in the Offer to Purchase that is incorporated by reference in Item 10(f) of the Schedule 14D-1 is hereby deleted and replaced in its entirety with the following paragraph:

      "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Kentucky Sub will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date, if the conditions to the Offer have been satisfied or waived on or prior to the Expiration Date. However, subject to the applicable rules of the SEC, Kentucky Sub expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law, including the HSR Act."

Item 11.  Material to Be Filed as Exhibits

     Item 11 is hereby amended and supplemented as follows:

     (a)(8) Amendment No. 1 to Agreement and Plan of Merger, dated as of November 10, 1999.

     (g)(6) Class Action Complaint filed on November 1, 1999, with the Jefferson County Circuit Court, Commonwealth of Kentucky, in an action entitled Schutte v. Comair Holdings, Inc., et al.

     (g)(7)     Memorandum of Understanding, dated November 10, 1999.

     (g)(8) Joint press release issued by Delta and Comair on November 11, 1999.


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



                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1999                       DELTA AIR LINES, INC.


                                        By: /s/ M. Michele Burns
                                            ---------------------------------
                                            Name:  M. Michele Burns
                                            Title: Vice President and Treasurer




                                        DELTA AIR LINES HOLDINGS, INC.


                                        By: /s/ Leslie P. Klemperer
                                            ---------------------------------
                                            Name:  Leslie P. Klemperer
                                            Title: Vice President and Secretary




                                        KENTUCKY SUB, INC.

                                        By: /s/ Dean C. Arvidson
                                            ---------------------------------
                                            Name:  Dean C. Arvidson
                                            Title: Secretary

                                  EXHIBIT INDEX

Exhibit No.
-----------

   (a)(8) Amendment No. 1 to Agreement and Plan of Merger, dated as of November 10, 1999.

   (g)(6) Class Action Complaint filed on November 1, 1999, with the Jefferson County Circuit Court, Commonwealth of Kentucky, in an action entitled Schutte v. Comair Holdings, Inc., et al.

   (g)(7) Memorandum of Understanding, dated November 10, 1999.

   (g)(8) Joint press release issued by Delta and Comair on November 11, 1999.